SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of: May 2002

                             World Heart Corporation
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
               --------------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
               --------------------------------------------------
                         (Jurisdiction of organization)

                   1 Laser Street, Ottawa, Ontario K2E 7V1
               --------------------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  X      Form 40-F
                                     ---               ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes     No  X
                                     ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b):82-        .
                                  --------

This Form 6-K consists of the following:

Exhibit 1. Notice of Annual and Special Meeting of Shareholders of World Heart Corporation (the "Company") to be held on June 10, 2002.

Exhibit 2. Management Information Circular of the Company in connection with the Annual and Special Meeting of Shareholders to be held on June 10, 2002.

Exhibit 3. Proxy for the Company's Annual and Special Meeting of Shareholders to be held on June 10, 2002.

Exhibit 4.     Consent to Electronic Delivery of Documents of the Company.

Exhibit 5. Confirmation of Mailing of materials in connection with the Annual and Special Meeting of Shareholders to be held on June 10, 2002, from CIBC Mellon as Agent for the Company, as filed with Canadian securities regulators on May 10, 2002.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       World Heart Corporation

Date: May 13, 2002                     By: /s/  Ian W. Malone
                                          --------------------------------------
                                          Name:  Ian W. Malone
                                          Title: Vice President Finance and
                                                 Chief Financial Officer

                                                                       EXHIBIT 1

                             WORLD HEART CORPORATION

                     1 Laser Street, Ottawa, Ontario, Canada

                                     K2E 7V1

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of the Shareholders of World Heart Corporation (the "Corporation") will be held at The Chateau Laurier Hotel, 1 Rideau Street, Ottawa, Ontario, Canada on Monday, June 10, 2002 at 4:00 p.m. for the following purposes:

1. to receive and consider the consolidated financial statements of the Corporation for the twelve months ended December 31, 2001, together with the report of the auditors thereon (the "Audited Consolidated Financial Statements of the Corporation");

2.   to elect directors;

3. to appoint auditors and to authorize the directors to fix their remuneration;

4. to consider and, if deemed advisable, to pass with or without amendment, Resolution No. 1, increasing the maximum number of shares available under the Corporation's Employee Stock Option Plan to 3,530,000 shares; and

5. to transact such other business as may properly come before the meeting or any adjournment thereof.

This Notice is accompanied by a Form of Proxy, a Management Information Circular, the Audited Consolidated Financial Statements of the Corporation and Management's Discussion and Analysis of Financial Condition and Results of Operations.

Shareholders who are unable to attend the meeting in person are requested to date and sign the enclosed Form of Proxy and to return it in the envelope provided for that purpose.

DATED at Ottawa, Canada, this 1st day of May, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

Dr. Tofy Mussivand, Chairman

                                                                       EXHIBIT 2

                             WORLD HEART CORPORATION

                     1 Laser Street, Ottawa, Ontario, Canada

                                     K2E 7V1

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of the Shareholders of World Heart Corporation (the "Corporation") will be held at The Chateau Laurier Hotel, 1 Rideau Street, Ottawa, Ontario, Canada on Monday, June 10, 2002 at 4:00 p.m. for the following purposes:

1. to receive and consider the consolidated financial statements of the Corporation for the twelve months ended December 31, 2001, together with the report of the auditors thereon (the "Audited Consolidated Financial Statements of the Corporation");

2.   to elect directors;

3. to appoint auditors and to authorize the directors to fix their remuneration;

4. to consider and, if deemed advisable, to pass with or without amendment, Resolution No. 1, increasing the maximum number of shares available under the Corporation's Employee Stock Option Plan to 3,530,000 shares; and

5. to transact such other business as may properly come before the meeting or any adjournment thereof.

This Notice is accompanied by a Form of Proxy, a Management Information Circular, the Audited Consolidated Financial Statements of the Corporation and Management's Discussion and Analysis of Financial Condition and Results of Operations.

Shareholders who are unable to attend the meeting in person are requested to date and sign the enclosed Form of Proxy and to return it in the envelope provided for that purpose.

DATED at Ottawa, Canada, this 1st day of May, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

Dr. Tofy Mussivand, Chairman

                             WORLD HEART CORPORATION

                         MANAGEMENT INFORMATION CIRCULAR

                                   May 1, 2002

SOLICITATION OF PROXIES BY MANAGEMENT

This information circular is furnished in connection with the solicitation by the management of World Heart Corporation (the "Corporation") of proxies to be used at the Annual and Special Meeting of Shareholders of the Corporation to be held on Monday, June 10, 2002, at the Chateau Laurier Hotel, 1 Rideau Street, Ottawa, Ontario, Canada and at any adjournment thereof for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Shareholders. While management intends to solicit most proxies by mail, some proxies may be solicited by telephone or other personal contact by directors or officers of the Corporation. The cost of such solicitation will be borne by the Corporation. The information provided herein is given as of April 30, 2002, unless otherwise specified.

All dollar amounts in this Management Information Circular are in Canadian dollars unless otherwise stated. On April 30, 2002, the exchange rate of Canadian currency in exchange for United States currency, as reported by the Bank of Canada, was Cdn$1.00 = US$.6376.

APPOINTMENT OF PROXY HOLDERS AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are directors and/or officers of the Corporation. A shareholder has the right to appoint a person, who need not be a shareholder of the Corporation, other than the persons designated in the accompanying Form of Proxy, to attend and act on behalf of the shareholder at the meeting. To exercise this right, a shareholder may either insert such other person's name in the blank space provided in the accompanying Form of Proxy or complete another appropriate Form of Proxy.

To be valid, a proxy must be dated and signed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney. The proxy, to be acted upon, must be deposited with the Corporation, c/o its registrar and transfer agent, CIBC Mellon Trust Company, Attention: Proxy Department, 200 Queen's Quay East, Unit #6, Toronto, Ontario, M5A 4K9 by the close of business on the last business day prior to the date on which the meeting or any adjournment thereof is held, or with the chairman of the meeting on the day of the meeting or any adjournment thereof.

A shareholder who has given a proxy may revoke it (a) by depositing an instrument in writing (including another proxy) executed by the shareholder or by the shareholder's attorney authorized in writing, either (i) with the Secretary at the registered office of the Corporation, 1 Laser Street, Ottawa, Ontario K2E 7V1, at any time up to and including the last business day prior to the day of the Annual and Special Meeting or any adjournment thereof at which the proxy is to be used, or (ii) with the Chairman of the meeting on the day of the meeting at any time before it is exercised on any particular matter, or (b) by attending the Annual and Special Meeting in person and personally voting the shares represented by the proxy prior to the exercise thereof, or (c) in any other manner permitted by law.

VOTING OF PROXIES

On any ballot that may be called for regarding the election of directors and appointment of auditors, the common shares represented by the enclosed Form of Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder indicated thereon. In the absence of such instructions with regard to the election of directors or the appointment of auditors, the shares will be voted for the election of the persons nominated by management for election as directors, the appointment of auditors and Resolution No. 1, amending the Employee Stock Option Plan, in each case, as referred to in this Management Information Circular.

The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting of Shareholders, and with respect to any other matter which may properly come before the meeting. As of the date of this Management Information Circular, management is not aware of any such amendment, variation or other matter proposed or likely to come before the meeting. However, if any such amendment, variation or other matter properly comes before the meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote on such other business in accordance with their judgement.

VOTING SHARES, RECORD DATE AND PRINCIPAL HOLDERS

The number of shares entitled to be voted at the meeting as of April 30, 2002, being the record date for notice of the meeting fixed by the Board of Directors, is 17,970,127. Each shareholder is entitled to one vote for each share held. In the event of any transfer of shares by any shareholder after the record date, the transferee is entitled to vote those shares if the shareholder produces properly endorsed share certificates or otherwise establishes that the shareholder owns the shares, and requests the Secretary of the Corporation to include the transferee's name on the shareholders' list not later than ten days before the meeting.

To the knowledge of the directors and officers of the Corporation, as of April 30, 2002, the persons who beneficially own or exercise control or direction over shares carrying more than 10% of the voting rights attached to all the shares of the Corporation, entitled to be voted at the meeting, are as follows:

                                                      Percentage of Outstanding
Name of Shareholder       Number of Common Shares           Common Shares
-------------------       -----------------------     -------------------------

Roderick M. Bryden               2,854,731                      15.9%

ELECTION OF DIRECTORS

The Articles of Incorporation of the Corporation provide for a Board of Directors of not less than one and not more than ten directors to be elected annually. The number of directors is currently fixed at seven and management has nominated seven persons to be elected at the Annual and Special Meeting. Each nominee for election as a director is currently a director of the Corporation.


The following table lists certain information concerning each of the persons proposed to be nominated for election as a director; the date on which he first became a director of the Corporation; his principal occupation, business or employment during the last five years; and all other positions with the Corporation, if any.


Name                                      Director Since    Position with the Corporation and        Number of
                                                            Principal Occupation                     Common Shares
                                                                                                     Held
----------------------------------------- ----------------- ---------------------------------------- -----------------
Dr. Donald S. Beanlands (1) (2)           October 29, 1996  Director of World Heart Corporation,          Nil
Ottawa, Ontario
                                                            Physician,

                                                            Deputy Director General of
                                                            Ottawa Heart Institute since 1989, and

                                                            President of Ottawa Heart Institute
                                                            Research Corporation ("OHIRC") from
                                                            1996 to 2001.

Roderick M. Bryden                        April 1, 1996     President and Chief Executive Officer      2,854,731
Ottawa, Ontario                                             of the Corporation from January 2000,

                                                            Chairman of SC Stormont Corporation, a
                                                            financial advisory company, since 1991

                                                            Chairman and Governor and majority owner
                                                            of the National Hockey League's Ottawa
                                                            Senators,

                                                            Chairman of Palladium Corporation, which
                                                            owns the Corel Centre, a
                                                            multi-purpose sports and entertainment
                                                            facility in Ottawa, Ontario, and

                                                            Co-Chair, The Ottawa Partnership (TOP)
                                                            and director, Gallium Software Inc.

                                                          -4-

Dr. Richard L. Lesher (1) (2)             October 29, 1996  Director of World Heart Corporation,          31,000
Chambersburg, Pennsylvania
                                                            Director of e-Lynxx Corporation, a
                                                            print procurement expert,

                                                            Director of
                                                            International Marketing Inc., producer
                                                            of an automotive after market product,

                                                            Director of G & L Realty Corp, a REIT,
                                                            and

                                                            Director of AIT Corporation, an
                                                            information technology company.

Ian W. Malone                             April 1, 1996     Vice President, Finance and Chief             87,833
Ottawa, Ontario                                             Financial Officer of the Corporation
                                                            since April 1, 1996,

                                                            Secretary of the Corporation from
                                                            April 1, 1996 to January 11, 1999
                                                            and from February 22, 2000, and

                                                            Senior Vice President of SC
                                                            Stormont Corporation, since 1992.

Michael Mussallem(2) (3)                  July 25, 2000     Director of World Heart Corporation,           2,000
Laguna Beach, California

                                                            Chairman of the Board and Chief
                                                            Executive Officer of Edwards Life-
                                                            sciences Corporation ("Edwards
                                                            Lifesciences") since 2000 and Presi-
                                                            dent of Edwards Lifesciences LLC.

                                                            Group Vice President of CardioVascular
                                                            Business of Baxter International Inc.
                                                            ("Baxter") from 1994 to 2000,

                                                            Group  Vice President of Biopharma-
                                                            ceutical Business of Baxter from 1998
                                                            to 2000, and Chairman of Baxter's Asia
                                                            Pacific Board from 1996 to 1998.

                                                          -5-

Dr. Tofy Mussivand                        May 23, 1996      Chairman and Chief Scientific Officer      1,316,000
Navan, Ontario                                              of the Corporation since January 2000,
                                                            Director of Cardiovascular Devices
                                                            Division of OHIRC since 1991,

                                                            Principal Investigator of the
                                                            HeartSaverVAD(TM) and related technol-
                                                            ogies for OHIRC, since 1991; and

                                                            Professor of Surgery and Professor of
                                                            Engineering at University of Ottawa.

C. Ian Ross (1) (2)                       February 22,      Director of World Heart Corporation,           3,500
Collingwood, Ontario                      2000              Chairman,

                                                            Working Ventures Canadian Fund Inc.
                                                            since April 1999,

                                                            Senior Director, Administration,
                                                            Richard Ivey School of Business,
                                                            University of Western Ontario since
                                                            July 1999,

                                                            Managing Partner, Killdeer Management,
                                                            since October 1990,

                                                            Director of Comcare Health Services
                                                            since February 1999, and

                                                            Director of Praeda Management Systems
                                                            Inc. since February 1999.

----------------
(1)  Member of the Audit Committee.

(2)  Member of the Compensation Committee.

(3)  Pursuant to an agreement among the Corporation, Edwards Lifesciences LLC, Edwards Lifesciences (U.S.) Inc., Mr.
     Bryden, Dr. Mussivand and OHIRC, the Corporation is required to have not more than eight directors, of whom one shall be the Chief Executive Officer of Edwards Lifesciences LLC.

Management does not anticipate that any of the nominees for election as directors will be unable to serve as a director, but if that should occur for any reason prior to the meeting, the persons named in the enclosed Form of Proxy reserve the right to vote for another nominee at their discretion.

Each director elected will hold office until the next annual meeting of shareholders or until his successor is elected or appointed, unless his office is vacated earlier.

CORPORATE GOVERNANCE

The Board of Directors of the Corporation and senior management considers good corporate governance to be essential for the effective and efficient operation of the Corporation. Set forth below are the particulars of the Corporation's corporate governance system prepared in accordance with the guidelines of The Toronto Stock Exchange (the "TSE"):

1.   Mandate of the Board of Directors

The Board of Directors is responsible for supervising the management of the Corporation's business and affairs. It has the statutory authority and obligation to protect and enhance the assets of the Corporation in the interests of the shareholders. The Board of Directors met seven times during the most recent financial year.

Strategic Planning

The Board of Directors annually participates in the strategic planning process and approves the strategic plan or amendments thereto, proposed and developed by management of the Corporation.

Identification of Risk

The Board of Directors in its deliberations considers the principal risks of the Corporation's business and receives reports on the Corporation's assessment and management of those risks.

Succession Planning and Senior Management

The Board of Directors has, from time to time, considered succession issues and takes responsibility for appointing and monitoring senior management. The Corporation uses a performance management system to monitor performance of senior management. The Board of Directors encourages senior management to participate in appropriate professional and personal development activities, courses and programs and supports management's commitment to the training and development of all permanent employees.

Communications

The Board of Directors has put in place a series of requirements to ensure effective, regular and timely communication between the Corporation, its shareholders, potential investors and the general public. These requirements are reviewed annually.

Internal Control and Management Information Systems

The Board of Directors, directly through its Audit Committee, assesses the integrity of the Corporation's internal control and management information systems. The Audit Committee is responsible for reviewing the financial statements of the Corporation, reviewing books and financial records as they deem necessary, and for meeting with the auditors of the Corporation if and when required. The Compensation Committee monitors employment and remuneration matters.

2.   Composition of the Board of Directors

The Board of Directors is composed of seven members, four of whom are unrelated directors and three of whom are related directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Corporation, other than the interest arising from shareholdings.

The four unrelated directors are Dr. Donald S. Beanlands, Mr. Michael Mussallem, Dr. Richard L. Lesher, and Mr. C. Ian Ross. Mr. Roderick M. Bryden, Dr. Tofy Mussivand and Mr. Ian W. Malone are considered to be related directors as they are officers and employees of the Corporation.

3.   Nominating Committee

The Compensation Committee is responsible for nominating new members of the Board of Directors. All four members of the Compensation Committee are unrelated and non-management directors.

4.   Assessment of Board and Committee Members

The Board of Directors does not have a formal process for assessing the Board of Directors or Committees. The Board of Directors does not formally review individual Board of Directors members or Committee members for their contributions. The Corporation believes that the Board of Directors is functioning efficiently and that all current members of the Board of Directors contribute to effective management and to the strategic direction of the Corporation.

5.   Orientation and Education Programs

The Board of Directors oversees the orientation of new directors. The Board of Directors does not have a formal orientation and education program for new members.

6.   Size of the Board of Directors

The size and composition of the Board of Directors is reviewed annually by the entire Board of Directors. Each member of the Board of Directors contributes a broad range of expertise, experience and industry-specific knowledge.

7.   Compensation of Directors

The Compensation Committee reviews the compensation of non-management directors annually and makes recommendations to the Board of Directors as appropriate.

8.   Committees

All the members of each of the Audit Committee and the Compensation Committee are unrelated, non-management directors.

9.   Corporate Governance

The responsibility for reviewing the Corporation's approach to Corporate Governance issues has been assumed by the entire Board of Directors. The Board of Directors conducts a Corporate Governance review annually.

10.  Responsibilities

The Board of Directors has developed and approved terms of reference for the Executive Office, which is comprised of the Chairman and Chief Scientific Officer ("CSO") and the President and Chief Executive Officer ("CEO"). The Executive Office's objectives are clearly defined. The Executive Office's performance against these objectives is reviewed annually by the Compensation Committee.

11.  Independent Function of the Board of Directors

Established procedures to enable the Board of Directors to function independently of management include that any member of the Board of Directors can request a meeting restricted to non-management directors for the purpose of discussing matters independently of management.

12.  Audit Committee

The Audit Committee has a clearly defined mandate and meets at least four times a year and meets quarterly with the external auditors of the Corporation. As noted above, all members of the Audit Committee are unrelated, non-management directors.

13.  Outside Advisors

Individual directors are encouraged to engage outside advisors, as required, with the authorization of the relevant Committee Chairman.

BOARD OF DIRECTORS' MEETINGS AND COMMITTEES

During the year ended December 31, 2001, the Audit Committee and the Compensation Committee were the only standing committees of the Board of Directors.

During the year ended December 31, 2001, the Board of Directors held seven meetings and the Audit Committee and the Compensation Committee held five and two meetings respectively.

COMPENSATION OF DIRECTORS

The Board of Directors currently consists of seven Directors and there have been no changes during the year.

Unrelated directors of the Corporation may receive compensation by way of stock options pursuant to the Employee Stock Option Plan ("ESOP") to a maximum number of options for 8,000 common shares per annum for each director for serving on, and attending meetings of, the Board of Directors and its constituent committees. These options vest over the course of the fiscal year in respect of which they are granted. In addition, Directors are entitled to 7,500 options under the ESOP as an initial grant.

Directors of the Corporation receive an annual cash stipend of $5,000. An additional $750 per diem is paid for Board meetings, Committee meetings or both, attended in person, in excess of four per year. A $500 per diem is paid for Board meetings, Committee meetings or both, attended by telephone. Directors are also entitled to be reimbursed for travel and other expenses incurred in attending meetings of the Board of Directors or of a committee of the Board of Directors.

Edwards Lifesciences has requested that Mr. Mussallem not be provided with either option or stipend compensation.

For the year ended December 31, 2001, the following option grants were made to non-employee directors:

       Director          Option Grant   Date of Grant    Exercise Price
-----------------------  ------------  ----------------  --------------

Dr. Donald S. Beanlands   8,000        January 23, 2001      $10.65
                            347 (2)    January 23, 2001      $10.65
Mr. Ian C. Ross           8,000        January 23, 2001      $10.65
Dr. Richard L. Lesher     8,000        January 23, 2001      $10.65
Mr. Michael Mussallem     6,000 (1)    January 23, 2001      $10.65

(1) All options previously granted to Mr. Mussallem were cancelled during the year pursuant to instructions received from Edwards Lifesciences and with the consent of Mr. Mussallem.

(2)  Options were not provided to Dr. Beanlands' in his capacity as Director.

DIRECTORS' AND OFFICERS' INDEMNIFICATION

The Corporation maintains directors' and officers' liability insurance in the aggregate amount of US$15,000,000. The aggregate annual premium in the year for such insurance was US$225,600. The by-laws of the Corporation provide that the Corporation shall indemnify a director or officer of the Corporation against liability incurred in such capacity to the extent permitted or required by the Business Corporations Act (Ontario). To the extent the Corporation is required to indemnify the directors or officers pursuant to the by-laws, the insurance policy provides that the Corporation is liable for the initial US$200,000 in respect of each securities claim and the initial US$75,000 with respect to each other claim.

EXECUTIVE COMPENSATION

The following table sets forth the summary information concerning the compensation paid or earned during the three most recently completed financial years by the Corporation's Chief Executive Officer and four executive officers, who were serving as executive officers at December 31, 2001 (the "Named Executive Officers").

                                                                                Long term
                                         Annual compensation                   compensation
                                                              Other annual   Common shares under     All other
   Name              Year         Salary           Bonus      compensation   options granted (#)   compensation
   --------------------------------------------------------------------------------------------------------------
   --------------------------------------------------------------------------------------------------------------
   Roderick M.       2001         $250,000        $112,500       $41,640           25,500(5)         $189,388(2)
   Bryden (1)        2000         $250,000        $ 80,000       $40,430            1,672            $187,748
                     1999         $250,000        $ 50,000       $39,253           36,341            $224,324

   Dr. Tofy          2001         $250,000        $112,500       $41,640           26,000(5)         $ 27,721(4)
   Mussivand (3)     2000         $250,000        $ 50,000       $40,430            1,672            $ 27,727
                     1999         $250,000        $ 50,000       $39,253           36,341            $ 27,727

   Ian W. Malone     2001         $200,000        $ 67,500       $22,178           20,500(5)            Nil
                     2000         $163,700        $ 50,000       $21,467            1,672               Nil
                     1999         $160,500        $ 37,500       $20,433           19,071               Nil

   Douglas R.        2001       US$300,000           Nil           Nil              Nil            US  53,665(6)
   Hillier           2000       US$150,000      US$ 20,000         Nil             20,000          US$ 21,750

   Jal Jassawalla    2001       US$227,000      US$102,419         Nil             34,000 (5)      US$ 24,000
                     2000       US$ 96,000      US$ 35,000         Nil             54,000               Nil

------------------

(1)  Mr. Bryden's services have been provided to the Corporation since April 1, 1996, by SC Stormont
     Corporation, a corporation controlled by Mr. Bryden. Mr. Bryden is also entitled to receive options under the ESOP and is eligible for performance bonuses during the term of the Service Agreement between the
     Corporation and SC Stormont Corporation.

                                                      -11-

(2)  During 2001, the Corporation paid insurance premiums of $171,568 relating to $10 million of life insurance coverage and premiums of $17,820 relating to $10 million of personal accident insurance, of which certain named family members of Mr. Bryden are the beneficiaries.

(3)  Dr. Mussivand's services have been provided to the Corporation since June 1, 1996, by T. Mussivand
     Professional Services Corporation, a corporation controlled by Dr. Mussivand. Dr. Mussivand is also entitled to receive options under the ESOP and is eligible for performance bonuses during the term of the
     Service Agreement between the Corporation and T. Mussivand Professional Services Corporation.

(4)  During 2001, the Corporation paid insurance premiums of $27,721 relating to $3 million of life insurance coverage, of which certain named family members of Dr. Mussivand are the beneficiaries.

(5)  Of the options granted during to the Named Executive Officers during the year certain performance-based options were cancelled as follows: Mr. Bryden - 2,500, Mr. Mussivand - 2,500, Mr. Malone - 2,000 and Mr.
     Jassawalla - 3,400.

(6)  During 2001, the Corporation paid US$53,665 relating to living accommodations for Mr. Hillier.

OPTION GRANTS IN LAST FISCAL YEAR

The following table provides information with respect to stock option grants by the Corporation to the Named Executive Officers for the year ended December 31, 2001.



Name              Common Shares     Total Options     Exercise or Base     Market Value of       Expiration Date
                                      Granted to                        Securities Underlying
                  Under Options      Employees in     Price ($/Common   Options on the Date of
                     Granted      Financial Year (%)       Share)       Grant ($/Common Share)
--------------------------------------------------------------------------------------------------------------------
Roderick M.            8,333             1.5%              $10.65               $10.65           January 23, 2006
Bryden                 8,333             1.5%              $10.65               $10.65           January 23, 2007
                       8,334             1.5%              $10.65               $10.65           January 23, 2008
                         500              .1%              $10.65               $10.65           February 28, 2003
Dr. Tofy               8,333             1.5%              $10.65               $10.65           January 23, 2006
Mussivand              8,333             1.5%              $10.65               $10.65           January 23, 2007
                       8,333             1.5%              $10.65               $10.65           January 23, 2008
                       1,000              .2%              $10.65               $10.65           February 28, 2003
Ian W. Malone          6,667             1.2%              $10.65               $10.65           January 23, 2006
                       6,667             1.2%              $10.65               $10.65           January 23, 2007
                       6,666             1.2%              $10.65               $10.65           January 23, 2008
                         500              .1%              $10.65               $10.65           February 28, 2003
Douglas R.
Hillier                 Nil

Jal Jassawalla        11,333             2.1%              $10.65               $10.65           January 23, 2006
                      11,333             2.1%              $10.65               $10.65           January 23, 2007
                      11,334             2.1%              $10.65               $10.65           January 23, 2008

The aggregate number of options granted to all Named Executive Officers during the year ended December 31, 2001 was 106,000. Of these options 10,400 were cancelled. The Named Executive Officers exercised no options during the year ended December 31, 2001.

EMPLOYMENT AGREEMENTS

Mr. Roderick M. Bryden
The Corporation had entered into a Service Agreement dated September 26, 1996 and effective December 17, 1996 with SC Stormont Corporation, which is controlled by Roderick M. Bryden, pursuant to which the services of Mr. Bryden were provided to the Corporation at an annual fee of $50,000 through 1998. In 1999, the annual fee was increased by the Compensation Committee to $250,000. The Service Agreement expired on December 31, 2001; however, it is subject to automatic renewal on an annual basis unless either party gives 180 days prior notice of termination with respect to any renewal. No notice has been given by either party. The Corporation may terminate Mr. Bryden without cause upon making a lump sum payment equal to twelve months service fee plus benefits, and Mr. Bryden may terminate the agreement if the Corporation terminates without cause the services of Dr. Tofy Mussivand.

Under the Service Agreement, Mr. Bryden is entitled to receive stock options, subject to specific performance requirements, under the ESOP for 10,000 common shares in each year from 1996 through 2000 and was eligible for a performance bonus of up to $50,000 in 1997, up to $100,000 in each of the years from 1998 through 2000 and up to $112,500 in 2001.

Dr. Tofy Mussivand
The Corporation had entered into a Service Agreement dated September 26, 1996 and effective December 17, 1996 with T. Mussivand Professional Services Corporation, which is controlled by Dr. Tofy Mussivand, pursuant to which the services of Dr. Mussivand were provided to the Corporation at an annual fee of $200,000 through 1998. In 1999, the annual fee was increased by the Compensation Committee to $250,000. The Service Agreement expired on December 31, 2001; however, it is subject to automatic renewal on an annual basis unless either party gives 180 days prior notice of termination with respect to any renewal. No notice has been given by either party. The Corporation may terminate Dr. Mussivand without cause upon making a lump sum payment equal to twelve months service fee plus benefits, and Dr. Mussivand may terminate the agreement if the Corporation terminates without cause the services of Mr. Roderick M. Bryden.

Under the Service Agreement, Dr. Mussivand is entitled to receive stock options, subject to specific performance requirements, under the ESOP for 10,000 common shares in each year from 1996 through 2000 and was eligible for a performance bonus of up to $50,000 in 1997, up to $100,000 in each of the years from 1998 through 2000 and up to $112,500 in 2001.

Mr. Douglas R. Hillier
The Corporation has entered into an Employment Agreement with Douglas R. Hillier to act as Senior Vice President, Marketing, Distribution and Customer Service. The Agreement is dated July 5, 2000 and is effective from July 1, 2000 to June

30, 2002. Under the Agreement Mr. Hillier is to receive a monthly amount of US$25,000 in respect of services and is entitled to receive a bonus of US$50,000 on an annual basis subject to certain specific performance criteria. This Agreement may be terminated by either the Corporation or by Mr. Hillier upon two months written notice.

Under the Agreement Mr. Hillier is also entitled to receive 20,000 stock options pursuant to the Corporation's ESOP for certain specific terms and subject to certain performance objectives.

On January 10, 2002 the Corporation entered into a new Employment Agreement with Douglas Hillier that is effective January 1, 2002 to December 31, 2002. Other terms of the new Agreement are substantially the same as the previous Employment Agreement.

LOANS TO DIRECTORS AND OFFICERS

None of the directors or officers of the Corporation, or any associate of the directors or officers of the Corporation, has been or is indebted to the Corporation.

REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee reviews and makes recommendations to the Board of Directors with respect to compensation for employees of the Corporation and remuneration of directors of the Corporation and administers the Employee Stock Option Plan. The Compensation Committee met twice in 2001.

The Corporation's Executive Compensation Plan is based on a pay for performance philosophy. It takes into account individual job responsibilities and gives consideration to both individual and corporate performance. The compensation for each of the Named Executive Officers, and executive officers as a group, consists of four elements: a fixed base salary; a variable incentive component; a longer term incentive in the form of stock options; and benefits.

President and Chief Executive Officer - Mr. Roderick M. Bryden

The Corporation paid SC Stormont Corporation, a financial advisory company controlled by Mr. Bryden, a fee of $250,000 and a bonus of $112,500 for 2001. Mr. Bryden was granted options for 25,500 common shares for services provided in 2001. Of these, 2,500 options were subsequently cancelled.

Chairman and Chief Scientific Officer - Dr. Tofy Mussivand

The Corporation paid T. Mussivand Professional Services Corporation, a corporation controlled by Dr. Mussivand, a fee of $250,000 and a bonus of $112,500 for 2001. Dr. Mussivand was granted options for 26,000 common shares for services provided in 2001. Of these, 2,500 options were subsequently cancelled.

Vice President, Finance and Chief Financial Officer - Mr. Ian W. Malone

The Corporation paid Mr. Ian Malone a base salary of $200,000 and a bonus of $67,500 for 2001. Mr. Malone was granted options for 20,500 common shares for services provided in 2001. Of these, 2,000 were subsequently cancelled.

Senior Vice President  - Mr. Douglas R. Hillier

The Corporation paid Mr. Doug Hillier fees of US$300,000 for 2001.

Senior Vice President, Research and Development - Mr. Jal Jassawalla

The Corporation paid Mr. Jal Jassawalla a base salary of US$227,000 and a bonus of US$102,419 for 2001. Mr. Jassawalla was granted options for 34,000 common shares. Of these, 3,400 were subsequently cancelled.

STOCK OPTIONS

The Corporation adopted the ESOP on December 6, 1996 and amended and restated the ESOP on March 6, 1997, October 27, 1997, October 27, 1998, February 23, 1999, May 15, 2000, April 26, 2001 and May 1, 2002. The ESOP is intended to encourage ownership in the Corporation's shares by full-time employees, senior officers and directors of the Corporation. The ESOP is administered by the Compensation Committee of the Board of Directors of the Corporation. The maximum number of common shares which may be reserved and set aside under options to eligible persons pursuant to the ESOP is 2,190,000 common shares. If Resolution No. 1 is approved at the Annual and Special Meeting of Shareholders, the maximum number of common shares will be increased to 3,530,000 common shares. The maximum number of common shares at any time available for issuance under the ESOP or pursuant to other outstanding options to any one person may not exceed 2% of the common shares then issued and outstanding. Pursuant to the ESOP, the option exercise price for all options is determined by the Compensation Committee based on fair market value at the date of grant. Unless otherwise provided by the Compensation Committee, options will vest in equal amounts over a three or five year period and must be exercised within a four year period from each date of vesting.

PERFORMANCE GRAPH

The following graph compares the yearly percentage change since December 31, 1996 in the cumulative total shareholder return on the Corporation's common shares with the cumulative return of the Nasdaq US, Medical Devices and the Health CRSP Total Return Indexes.

[Object omitted - performance graph showing comparison of the yearly percentage change since December 31, 1996, in the cumulative total shareholder return on the Corporation's common shares with the cumulative return of the Nasdaq US, Medical Devices and the Health CRSP Total Return Indexes. Performance graph contents are summarized below.

----------- ------ ---------------------- ---------------------- --------------------- ---------------------- ----------------------
            1996           1997                   1998                   1999                  2000                   2001
----------- ------ ----- ---- ----- ----- ----- ---- ----- ----- ---- ----- ----- ---- ----- ----- ---- ----- ----- ----- ---- -----
            Dec    Mar   Jun  Sep   Dec   Mar   Jun  Sep   Dec   Mar  Jun   Sep   Dec  Mar   Jun   Sep  Dec   Mar   Jun   Sep  Dec
----------- ------ ----- ---- ----- ----- ----- ---- ----- ----- ---- ----- ----- ---- ----- ----- ---- ----- ----- ----- ---- -----
Nasdaq US   100    95    112  131   122   143   147  133   173   194  212   217   321  360   313   288  193   144   170   118  153
----------- ------ ----- ---- ----- ----- ----- ---- ----- ----- ---- ----- ----- ---- ----- ----- ---- ----- ----- ----- ---- -----
Health      100    93    105  114   103   113   102  77    87    78   96    71    70   73    74    82   96    88    106   101  104
----------- ------ ----- ---- ----- ----- ----- ---- ----- ----- ---- ----- ----- ---- ----- ----- ---- ----- ----- ----- ---- -----
Medical     100    93    102  120   114   125   118  105   127   135  158   150   154  180   182   205  159   134   171   151  174
Devices
----------- ------ ----- ---- ----- ----- ----- ---- ----- ----- ---- ----- ----- ---- ----- ----- ---- ----- ----- ----- ---- -----
WorldHeart  100    66    82   98    98    78    122  120   146   272  200   202   184  254   215   189  117   110   161   80   81
----------- ------ ----- ---- ----- ----- ----- ---- ----- ----- ---- ----- ----- ---- ----- ----- ---- ----- ----- ----- ---- -----

]

APPOINTMENT OF AUDITORS

At the Annual and Special Meeting of Shareholders, it is proposed to reappoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next Annual Meeting of Shareholders at a remuneration to be fixed by the Board of Directors. PricewaterhouseCoopers LLP and their predecessors, Coopers & Lybrand, Chartered Accountants, have been auditors of the Corporation since April 1, 1996.

RESOLUTION NO. 1

The Corporation is dependent on its ability to attract and retain qualified scientific, technical and key management personnel. In a competitive job environment, management has determined that compensation arrangements should include, where appropriate, stock options. The holders of common shares will therefore be asked to consider and, if thought advisable, to approve, Resolution No. 1, which will increase the maximum number of common shares which may be issued under the Corporation's ESOP, as amended and restated on May 1, 2002, from 2,190,000 shares to 3,530,000 shares, subject to regulatory approval.

The text of Resolution No. 1 is set forth below:

"Resolved that the maximum number of shares which may be issued under the Corporation's ESOP be increased from 2,190,000 shares to 3,530,000 shares, as further described in the Corporation's Management Information Circular dated May 1, 2002, is approved."

Approval of Resolution No. 1 will be sought from a majority of the votes cast at the Annual and Special Meeting, in person or by proxy, other than the votes attaching to common shares of the Corporation beneficially owned by directors and officers of the Corporation and their respective associates. Accordingly, the votes attached to 4,295,864 common shares of the Corporation will not be entitled to vote in connection with Resolution No. 1.

OTHER MATTERS

The management of the Corporation knows of no amendment or variation of the matters referred to in the Notice of Annual and Special Meeting and of no other business to be brought before the meeting. However, if any amendment, variation or other business is properly brought before the meeting, the accompanying Form of Proxy confers discretionary authority on the persons named therein to vote on any amendment or variation of the matters referred to in the Notice of Annual and Special Meeting, or such other business, in accordance with their best judgement.

The contents and the sending of this Management Information Circular have been approved by the Board of Directors of the Corporation.

DATED at Ottawa, Canada, this 1st day of May 2002.

BY ORDER OF THE BOARD OF DIRECTORS

Dr. Tofy Mussivand, Chairman

                                                                       EXHIBIT 3

                             WORLD HEART CORPORATION

                                      PROXY

PROXY, solicited by management for the Annual and Special Meeting of Shareholders of World Heart Corporation to be held on June 10, 2002. The undersigned shareholder of World Heart Corporation ("WorldHeart" or the "Corporation") hereby appoints Dr. Tofy Mussivand, or failing him, Roderick M.
Bryden (or in lieu of either thereof .............................) as proxy, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the Annual and Special Meeting of Shareholders of the Corporation to be held on June 10, 2002, and at any adjournment thereof, in the manner specified below upon the following matters:

1.   Election of Directors (mark either (a) or (b)):

     (a) [ ] FOR the election of directors;

             or

     (b) [ ] WITHHOLD from voting for the election of directors of the nominees set out in the accompanying Management Information Circular.

2.   Appointment of Auditors (mark either (a) or (b)):

     (a) [ ] FOR the appointment of PricewaterhouseCoopers LLP as auditors and authorizing the directors to fix the auditors' remuneration;

             or

     (b) [ ] WITHHOLD from voting for the appointment of PricewaterhouseCoopers LLP as auditors.

3. Approval of increase in common shares reserved for issue under the Employee Stock Option Plan to 3,530,000 shares (mark either (a) or (b)):

     (a) [ ] FOR the approval of the increase as set out in the accompanying Management Information Circular;

             or

     (b) [ ] AGAINST the approval of the increase.

In addition, the undersigned appoints such person as proxy to vote and act as aforesaid upon any amendments to the matters identified in the Notice of Meeting and on all other matters that may properly come before the meeting. Unless otherwise specified in this proxy, on any ballot that may be called in respect of the election of directors, the appointment of auditors or the approval of the increase in the number of common shares reserved for issue under the Employee Stock Option Plan of the Corporation, the shares represented by this proxy will be voted by the management representatives whose names are printed above for the election as directors of all nominees specified in the accompanying Management Information Circular, for the appointment of the auditors specified in the accompanying Management Information Circular and for the amendment of the Employee Stock Option Plan, all as more fully described in the accompanying Management Information Circular.


----------------------------------
Name of Shareholder (Please Print)


----------------------------------              --------------------------------
Signature                                       Dated

This proxy must be delivered not later than the close of business on Friday, June 7, 2002 to CIBC Mellon Trust Company, Attention: Proxy Department, in the envelope provided for this purpose, or hand delivered to CIBC Mellon Trust Company at 200 Queen's Quay East, Unit 6, Toronto, Ontario, M5A 4K9.

NOTES:

1. If this proxy is not dated in the space provided, it will be deemed to bear the date on which it is mailed to you by management.

2. Please sign exactly as your shares are registered. If the proxy is being given by a Corporation, the proxy must be signed under seal by the Corporation's duly authorized officers or, if not signed under seal, the office held by each person signing on behalf of the Corporation must be indicated. The name of the Corporation must be written-in above the signature of the officers.

3. A shareholder has the right to appoint a person, who is not required to be a shareholder, to represent the shareholder at the meeting other than the persons designated above either by writing in the blank space provided the name of the person to be appointed or by completing another proper form of proxy and, in either case, delivering the completed form of proxy prior to the close of business on Friday, June 7, 2002 to CIBC Mellon Trust Company,
     Attention: Proxy Department, in the envelope provided for this purpose, or hand delivering it to CIBC Mellon Trust Company at 200 Queen's Quay East, Unit 6, Toronto, Ontario, M5A 4K9.

                                                                       EXHIBIT 4

                                  WORLD HEART

                  CONSENT TO ELECTRONIC DELIVERY OF DOCUMENTS

1. I consent to receiving a document to which I am entitled, electronically rather than by mail. I understand that the documents I am entitled to receive may include:

     o    WorldHeart's Quarterly Financial Report;

     o WorldHeart's Annual Report (including Annual Financial Statements and Management's Discussion and Analysis);

     o Notice of WorldHeart's Annual or Special Meeting of Shareholders and related proxy; and

     o    other corporate information about WorldHeart.

2. I understand and agree that WorldHeart will notify me that a document which I am entitled to receive is available at WorldHeart's website www.worldheart.com once WorldHeart has filed the documents with securities regulators. I agree that notification will be sent to me at my e-mail address set out below.

3. I acknowledge that access to Internet e-mail and the worldwide web is required for me to access a document electronically and I confirm that I have such access.

4.   I understand and agree that:

     o any e-mail notice or other notification will not contain an actual document;

     o any e-mail notice or other notification will contain WorldHeart's web address (or a hyperlink) identifying where a document is located;

     o by entering WorldHeart's web address into my web browser, I can access, view, download, and print a document from my computer; and

     o a document distributed electronically will be in Portable Document Format (PDF).

     The Adobe(R) Acrobat(R) Reader(R) software is required to view a document in PDF format and is available free of charge at www.adobe.com.

5. I understand that I may request a paper copy of a document for which I have consented to electronic delivery by calling WorldHeart at 613-226-4278, ext. 2010 or by sending a fax at 613-723-8522, attention: Investor Relations. My request can also be made through e-mail via investors@worldheart.com or by regular mail to World Heart Corporation, Investors' Relations Department, 1 Laser Street, Ottawa, Ontario, Canada, K2E 7V1.

6.   I understand and agree that:

     o at any time and without giving me advance notice, WorldHeart may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me; and

     o if a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me.

7. I understand that WorldHeart will maintain, on its website, any document sent to me electronically, for at least six months from the date of posting to the website.

8. I understand that I may revoke or modify my consent and that I may change my e-mail address to which documents are delivered to me, any time by notifying CIBC Mellon Trust Company by telephone: 800-387-0825, fax:
     416-643-5501, e-mail: inquiries@cibcmellon.com or mail: CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada, M5C 2K4. I understand that if I change my e-mail address or revoke or modify my consent, I must notify CIBC Mellon Trust Company and they must actually receive and acknowledge my notification for my request to be effective.

9. I understand that I am not required to consent to electronic delivery. I am a shareholder of World Heart Corporation. I have read and understand the terms of this "Consent to Electronic Delivery of Documents" form and, on those terms, I consent to the electronic delivery of the documents I am entitled to receive.

     Shareholder Name (please print):
                                     -------------------------------------------

     Shareholder Signature:
                                     -------------------------------------------

     Shareholder Email (please print):
                                     -------------------------------------------

     Shareholder Mailing Address:
                                     -------------------------------------------

                                                                       EXHIBIT 5

                                                                     CIBC Mellon

                                                       CIBC Mellon Trust Company
                                                       320 Bay Street
                                                       P.O. Box 1
                                                       Toronto, ON M5H 4A6
                                                       Tel:  416.643.5000
                                                       Fax:  416.643.5570
                                                       www.cibcmellon.com

May 10, 2002

corinna.deBeer@worldheart.com

Nova Scotia Securities Commission          Securities Commission of Newfoundland
                                           and Labrador

Alberta Securities Commission              Saskatchewan Securities Commission

The Manitoba Securities Commission         New Brunswick Securities Commission

The Toronto Stock Exchange                 Ontario Securities Commission

British Columbia Securities Commission     Prince Edward Island Securities
                                           Commission

Commission des valeurs Mobilieres du
Quebec

Dear Sirs:

RE:      WORLDHEART CORPORATION

The following items (Files) were sent by prepaid mail to all shareholders of the above-mentioned Company on May 10, 2002.

          X    Proxy

          X    Notice of Meeting/Information Circular

          X    MD & A

          X    Annual Report for the fiscal year ended December 31, 2001 X

          X    Annual Financial Statement for the fiscal year ended December 31,
               2001

          X    Consent to Electronic Delivery Form

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document/files are filed with you as Agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY


Jo-Anne Kidd
Senior Administrator, Client Services
Direct Dial: (416) 643-5578

pk/CM_WorldHeart